EXHIBIT 99.3

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2013

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended March 31,
	2013	2012 Restated (note 3)
Sales	3,224	3,571
Cost of product sold	2,508	2,786

Gross profit	716	785
Expenses
Selling	409	369
General and administrative	102	157
Earnings from associates and joint ventures	(13)	(21)
Other (income) expenses (note 5)	(14)	31

Earnings before finance costs and income taxes	232	249
Finance costs related to long-term debt	22	22
Other finance costs	18	10

Earnings before income taxes	192	217
Income taxes	51	62

Net earnings	141	155

Attributable to:
Equity holders of Agrium	141	153
Non-controlling interest	—	2

Net earnings	141	155

Earnings per share attributable to equity holders of Agrium (note 6)

Basic earnings per share	0.94	0.97
Diluted earnings per share	0.94	0.97

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended
	March 31,
	2013	2012
Net earnings	141	155
Other comprehensive (loss) income
Items that may be reclassified to earnings
Foreign currency translation
(Losses) gains	(24)	35
Associates and joint ventures	1	—

Other comprehensive (loss) income	(23)	35

Comprehensive income	118	190

Attributable to:
Equity holders of Agrium	118	189
Non-controlling interest	—	1

Comprehensive income	118	190

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2013	2012 Restated (note 3)
Operating
Net earnings	141	155
Items not affecting cash
Depreciation and amortization	110	89
Earnings from associates and joint ventures	(13)	(21)
Share-based payments	16	64
Unrealized (gain) loss on derivative financial instruments	(7)	1
Unrealized foreign exchange loss (gain)	16	(6)
Deferred income taxes	—	6
Other	7	12
Dividends from associates and joint ventures	1	1
Net changes in non-cash working capital	84	333

Cash provided by operating activities	355	634

Investing
Acquisitions, net of cash acquired	(34)	(69)
Capital expenditures	(346)	(209)
Investments in associates and joint ventures	—	10
Purchase of investments	(8)	(2)
Other	(8)	(6)
Net changes in non-cash working capital	14	3

Cash used in investing activities	(382)	(273)

Financing
Short-term debt	65	43
Long-term debt issued	10	7
Repayment of long-term debt	(41)	—
Dividends paid	(75)	(36)
Shares issued	2	7

Cash (used in) provided by financing activities	(39)	21

Effect of exchange rate changes on cash and cash equivalents	(7)	5

(Decrease) increase in cash and cash equivalents	(73)	387
Cash and cash equivalents – beginning of period (note 3)	658	1,287

Cash and cash equivalents – end of period	585	1,674

Included in operating activities
Interest paid	56	44
Interest received	15	16
Income taxes paid	255	64
Included in investing activities
Interest paid	9	4

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	March 31,		December 31,	January 1,
	2013	2012 Restated (note 3)	2012 Restated (note 3)	2012 Restated (note 3)
ASSETS
Current assets
Cash and cash equivalents	585	1,674	658	1,287
Accounts receivable	2,395	2,555	2,224	1,941
Income taxes receivable	103	89	32	138
Inventories	4,604	3,802	3,094	2,913
Advance on acquisition of Viterra Inc. (note 4)	1,774	—	1,792	—
Prepaid expenses and deposits	544	309	740	636
Assets of discontinued operations	—	37	—	70

	10,005	8,466	8,540	6,985
Property, plant and equipment (note 10)	3,705	2,683	3,484	2,335
Intangibles	616	693	636	678
Goodwill	2,356	2,282	2,349	2,277
Investments in associates and joint ventures	645	563	627	522
Other assets	113	47	99	97
Deferred income tax assets	89	66	70	63

	17,529	14,800	15,805	12,957

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 7)	1,370	246	1,314	200
Accounts payable	5,259	4,394	3,479	2,927
Income taxes payable	—	1	137	64
Current portion of long-term debt (note 7)	478	50	518	20
Current portion of other provisions	103	78	108	68
Liabilities of discontinued operations	—	35	—	53

	7,210	4,804	5,556	3,332
Long-term debt (note 7)	2,078	2,040	2,069	2,062
Provisions for post-employment benefits	185	195	184	192
Other provisions	422	472	413	299
Other liabilities	78	60	79	58
Deferred income tax liabilities	594	604	584	586

	10,567	8,175	8,885	6,529

Shareholders’ equity
Share capital	1,892	2,001	1,890	1,994
Retained earnings	5,019	4,573	4,955	4,420
Accumulated other comprehensive income (note 9)	48	46	71	10

Equity holders of Agrium	6,959	6,620	6,916	6,424
Non-controlling interest	3	5	4	4

Total equity	6,962	6,625	6,920	6,428

	17,529	14,800	15,805	12,957

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Retained earnings	Accumulated other comprehensive income (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	153	—	153	2	155
Other comprehensive income, net of tax
Foreign currency translation	—	—	—	36	36	(1)	35

Comprehensive income, net of tax	—	—	153	36	189	1	190
Share-based payment transactions	—	7	—	—	7	—	7

March 31, 2012	158	2,001	4,573	46	6,620	5	6,625

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

Net earnings	—	—	141	—	141	—	141
Other comprehensive income (loss), net of tax
Foreign currency translation	—	—	—	(24)	(24)	—	(24)
Associates and joint ventures	—	—	—	1	1	—	1

Comprehensive income (loss), net of tax	—	—	141	(23)	118	—	118
Dividends	—	—	(75)	—	(75)	—	(75)
Non-controlling interest transactions	—	—	(2)	—	(2)	(1)	(3)
Share-based payment transactions	—	2	—	—	2	—	2

March 31, 2013	149	1,892	5,019	48	6,959	3	6,962

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Canada. We conduct operations globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, United States.

Agrium (with its subsidiaries) operates three strategic business units:

•	Retail operates in North and South America and Australia, and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe, and produces, markets and distributes three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on May 8, 2013. We prepared these interim financial statements in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements as issued by the International Accounting Standards Board, including International Accounting Standard 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2012 Annual Report, available at www.agrium.com.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Significant Accounting Policies

Except as described below, the accounting policies applied in this consolidated interim financial report are the same as those applied by Agrium in our 2012 Annual Report. The following changes in accounting policies will be reflected in our 2013 Annual Report.

Standard/ Interpretation	Description	Date and method of adoption	Impact
IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

IFRS 11	Joint Arrangements requires us as a party to a joint arrangement to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting.	January 1, 2013; in accordance with IFRS 11	See note 3 for impact on adoption.
IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We will add disclosures about our interests in other entities on adoption in our annual financial statements.
IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements, replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	There has been no material impact on adoption.
IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We eliminated the corridor approach on adoption of IFRS. The balance of requirements have been adopted in 2013 with no material impact. We will provide new disclosures required by IAS 19 in our annual financial statements.
IFRS 7	Offsetting Financial Assets and Liabilities contains new disclosure requirements for amounts offset or subject to master netting arrangements.	January 1, 2013	There has been no material impact on adoption.
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset, and how that asset should be measured.	January 1, 2013	There has been no material impact on adoption.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

3.	Impact of Application of IFRS 11

Upon the application of IFRS 11, effective January 1, 2013 and with retrospective application to January 1, 2012, we reviewed and assessed the legal form and terms of contracts of our investments in joint arrangements. The application of IFRS 11 has changed the classification and subsequent accounting of our investment in Profertil S.A. and other joint arrangements, previously accounted for using the proportionate consolidation method. Under IFRS 11, Profertil S.A. and other joint arrangements are classified as joint ventures and our interest is accounted for using the equity method.

Impact of IFRS 11 on net earnings	Three months ended March 31,
2012
Decrease in sales	(58)
Decrease in cost of product sold	(43)

Decrease in gross profit	(15)
Decrease in selling and general and administrative expenses	(3)
Increase in income taxes	3
Increase in earnings from associates and joint ventures	(15)

Impact on net earnings	—

Impact of IFRS 11 on assets and liabilities	March 31, 2012			December 31, 2012
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Current assets	8,644	(178)	8,466	8,712	(172)	8,540
Property, plant and equipment	2,886	(203)	2,683	3,698	(214)	3,484
Investments in associates and joint ventures	381	182	563	382	245	627
Other assets	48	(1)	47	130	(31)	99
Current liabilities	4,925	(121)	4,804	5,647	(91)	5,556
Long-term debt	2,074	(34)	2,040	2,115	(46)	2,069
Other liabilities	62	(2)	60	80	(1)	79
Deferred income tax liabilities	647	(43)	604	618	(34)	584

Cash and cash equivalents	1,752	(78)	1,674	726	(68)	658

Impact of IFRS 11 on assets and liabilities	January 1, 2012
	As previously reported	Adjustments	As restated
Current assets	7,137	(152)	6,985
Property, plant and equipment	2,533	(198)	2,335
Investments in associates and joint ventures	355	167	522
Current liabilities	3,427	(95)	3,332
Long-term debt	2,098	(36)	2,062
Other liabilities	59	(1)	58
Deferred income tax liabilities	637	(51)	586

Cash and cash equivalents	1,346	(59)	1,287

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

Impact of IFRS 11 on cash flows	Three months ended March 31,
2012
Decrease in cash provided by operating activities	(28)
Decrease in cash used in investing activities	9

4.	Business Acquisition

As described in our 2012 Annual Report, we have agreed to acquire certain agri-products assets of Viterra Inc. (“Viterra”) from Glencore International plc (“Glencore”) which acquired Viterra on December 17, 2012. Our purchase price, subject to adjustments, for the agri-products assets is Cdn$1.775-billion, including Viterra’s 34 percent interest in a nitrogen facility located in Medicine Hat. On April 30, 2013, CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, acquired Viterra’s 34 percent interest from Glencore (the “CF transaction”). Following closing of the CF transaction, we received Cdn$939-million, which is subject to adjustment for final determinations of amounts in accordance with our agreement with Glencore. Our acquisition of the agri-products assets from Viterra is subject to regulatory approval.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance, adjusted for foreign exchange translation at March 31, 2013 is $1.774-billion (December 31, 2012 – $1.792-billion). We will apply the amount received from the CF transaction to reduce this advance. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by: i) the transfer of the agri-products assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from the business assets, working capital and other adjustments.

5.	Other Expenses

Other expenses	Three months ended March 31,
	2013	2012 Restated (note 3)
Realized (gain) loss on derivative financial instruments	(14)	12
Unrealized (gain) loss on derivative financial instruments	(7)	1
Interest income	(15)	(16)
Foreign exchange loss	18	—
Environmental remediation and asset retirement obligations	1	12
Bad debt expense	5	8
Potash profit and capital tax	4	5
Other	(6)	9

	(14)	31

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Earnings per Share

Attributable to equity holders of Agrium	Three months ended March 31,
	2013	2012
Numerator
Net earnings for the period	141	153
Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	149	158

7.	Debt

	March 31,			December 31,
	2013			2012 Restated (note 3)
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	529	1,071	1,100
European facilities expiring 2013	335	94	241	192
South American facilities expiring 2013 - 2014	79	21	58	22

	2,014	644	1,370	1,314

Outstanding letters of credit		119

Remaining capacity available		525

Long-term debt
Floating rate bank loans due 2013 - 2015			76	106
Floating rate bank loans due 2013			460	460
7.7% debentures due 2017			100	100
6.75% debentures due 2019			500	500
3.15% debentures due 2022			500	500
7.8% debentures due 2027			125	125
7.125% debentures due 2036			300	300
6.125% debentures due 2041			500	500
Other			18	21

			2,579	2,612
Unamortized transaction costs			(23)	(25)
Current portion of long-term debt			(478)	(518)

			2,078	2,069

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
March 31, 2013
Fair value through profit or loss
Cash and cash equivalents	585	—	585
Foreign exchange derivative financial instruments	(1)	—	(1)
Gas and power derivative financial instruments	(10)	7	(3)
Available for sale	41	—	41

March 31, 2012
Fair value through profit or loss
Cash and cash equivalents	1,674	—	1,674
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas and power derivative financial instruments	(37)	8	(29)
Available for sale	24	—	24

December 31, 2012
Fair value through profit or loss
Cash and cash equivalents	658	—	658
Foreign exchange derivative financial instruments	—	4	4
Gas and power derivative financial instruments	(15)	—	(15)
Available for sale	40	—	40

We determine fair value for financial instruments classified as Level 1 using independent quoted market prices for identical instruments in active markets. Fair value for financial instruments classified as Level 2 is estimated using quoted prices for similar instruments in active markets or prices for identical or similar instruments in markets that are not active, or using valuation techniques that are based on industry-accepted third-party models, which make maximum use of market-based inputs.

We determine the fair value of foreign exchange derivative contracts using the income approach. We determine the fair value of gas and power derivative contracts using the market approach. Inputs to fair value determinations include, but are not limited to, current spot prices and forward pricing curves for natural gas and power, current published interest rates and foreign currency exchange rates, market volatility, our own credit risk and counterparty credit risk.

We monitor the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or market liquidity generally drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation technique used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended March 31, 2013 (March 31, 2012 – no transfers). We do not measure any of our financial instruments using Level 3 inputs.

Fair value and carrying value of long-term debt	March 31, 2013
	Fair value	Carrying value
Long-term debt
Debentures – amortized cost	2,309	2,025
Floating rate debt – amortized cost	53	53

	2,362	2,078

Fair value of long-term debt is determined based on comparable debt instruments. Carrying value of floating rate debt and all other financial instruments approximates fair value due to the short-term nature of the instruments.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Associates and joint ventures	Total accumulated other comprehensive income
December 31, 2011	(1)	11	—	10

Gains	—	36	—	36

March 31, 2012	(1)	47	—	46

December 31, 2012	—	74	(3)	71

(Losses) gains	—	(24)	1	(23)

March 31, 2013	—	50	(2)	48

10.	Additional Information

Property, plant and equipment

During the three months ended March 31, 2013, we added $219-million to assets under construction at our Vanscoy Potash facility.

Dividends

March 31,
2013
Declared			Paid to	Total
Effective	Per share	Total	Shareholders
December 14, 2012	0.50	NA	January 17, 2013	75
February 22, 2013	0.50	75	April 18, 2013	NA

Share capital

The Board of Directors granted 188,310 Performance Share Units on January 1, 2013 and 395,759 Tandem Stock Appreciation Rights with a grant price of $101.13 on February 25, 2013 to officers and employees.

Our authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

Normal course issuer bid

Agrium’s Board of Directors has authorized a normal course issuer bid under which it may purchase for cancellation up to 5 percent of its currently issued and outstanding common shares, subject to regulatory approvals, including approval from the TSX. The actual number of shares purchased will be at Agrium’s discretion and will depend on market conditions, share prices, Agrium’s cash position and other factors. We anticipate the normal course issuer bid will commence in May 2013 and will expire after a twelve month period.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the three months ended March 31, 2013

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

11.	Operating Segments

	Three months ended March 31,
	2013	2012 Restated (note 3)
Sales
Retail
Crop nutrients	802	1,035
Crop protection products	786	834
Seed	285	316
Merchandise	120	130
Services and other	146	136

	2,139	2,451

Wholesale
Nitrogen	382	348
Potash	152	139
Phosphate	162	189
Product purchased for resale	352	398
Ammonium sulfate and other	80	79

	1,128	1,153

Advanced Technologies	133	135

Other	(176)	(168)

	3,224	3,571

Inter-segment sales
Retail	4	6
Wholesale	164	136
Advanced Technologies	8	26

	176	168

Net earnings
Retail	(28)	57
Wholesale	327	329
Advanced Technologies	—	(5)
Other	(67)	(132)

Earnings before finance costs and income taxes	232	249
Finance costs related to long-term debt	22	22
Other finance costs	18	10

Earnings before income taxes	192	217
Income taxes	51	62

Net earnings	141	155

	March 31,	December 31,
	2013	2012 Restated (note 3)
Total assets
Retail	9,701	8,338
Wholesale	4,594	4,181
Advanced Technologies	555	545
Other	2,679	2,741

	17,529	15,805